NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc
 Total Voting Rights and Capital

In conformity with the Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1R, GSK plc (the 'Company') hereby notifies the market of the following:

The Company's issued share capital as at 31 May 2023 consisted of 4,312,058,959 shares of 31 ¼ pence each ('Ordinary Shares'), of which 217,068,169 Ordinary Shares were held in Treasury.

Therefore, the total number of voting rights in the Company is 4,094,990,790.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Notifications may be sent to company.secretary@gsk.com.

V A Whyte
Company Secretary
1 June 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 01, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc